UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HERITAGE COMMERCE CORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

426927109

(CUSIP Number)

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,763,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,763,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,763,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.93% (2)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,908,022 shares of common stock, no par value (“Common Stock”), of Heritage Commerce Corp (the “Company”) outstanding, as reported in Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,763,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,763,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,763,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.93% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,908,022 shares of Common Stock of the Company outstanding, as reported in Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,777,835 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,777,835 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,835 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.97% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,908,022 shares of Common Stock of the Company outstanding, as reported in Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,777,835 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,777,835 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,835 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.97% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,908,022 shares of Common Stock of the Company outstanding, as reported in Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,777,835 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,777,835 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,835 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.97% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,908,022 shares of Common Stock of the Company outstanding, as reported in Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,777,835 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,777,835 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,835 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.97% (2)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 37,908,022 shares of Common Stock of the Company outstanding, as reported in Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	SCHEDULE 13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, no par value (“Common Stock”), of Heritage Commerce Corp (the “Company”).  The address of the principal executive office of the Company is 150 Almaden Boulevard, San Jose, California 95113.

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each a managing principal of CCC IV.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

Pursuant to the Securities Purchase Agreement, dated as of June 18, 2010 (the “2010 SPA”), Fund IV purchased (i) 4,815 shares of the Company’s Series B mandatorily convertible cumulative perpetual preferred stock, $1,000 liquidation preference per share and a conversion price of $3.75 per share (the “Series B Preferred Shares”) and (ii) 12,960 shares of the Company’s Series C convertible perpetual preferred stock, $1,000 liquidation preference per share and a conversion price of $3.75 per share (the “Series C Preferred Shares” and, together with Series B Preferred Shares, the “Preferred Shares”).  Thereafter, Fund IV converted all of its Series B Preferred Shares into 1,284,000 shares of Common Stock.

As more fully described in Items 4 and 6 below, on September 12, 2016, the Company and Fund IV entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, Fund IV exchanged all 12,960 Series C Preferred Shares owned by Fund IV for 3,456,000 shares of Common Stock of the Company (the “Acquired Shares”).  Following such exchange, Fund IV owns 3,763,225 shares of Common Stock.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund IV acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment in accordance with its investment strategy.

Subject to the limitations imposed by the 2010 SPA, the Exchange Agreement and the applicable federal and state securities laws, the Reporting Persons may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Common Stock to be distributed in kind to investors.  To the extent permitted by the 2010 SPA, the Exchange Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing

CUSIP No. 426927109	SCHEDULE 13D

evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the 2010 SPA, the Exchange Agreement and the passivity commitments that Fund IV has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) described in Item 6 below, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

The foregoing references to and descriptions of the 2010 SPA and the Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2010 SPA and the Exchange Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	3,763,225	9.93%	0	3,763,225	0	3,763,225
Castle Creek Capital IV LLC (1)	3,763,225	9.93%	0	3,763,225	0	3,763,225
John M. Eggemeyer (1) (2)	3,777,835	9.97%	0	3,777,835	0	3,777,835
J. Mikesell Thomas (1) (2)	3,777,835	9.97%	0	3,777,835	0	3,777,835
Mark G. Merlo (1) (2)	3,777,835	9.97%	0	3,777,835	0	3,777,835
John T. Pietrzak (1) (2)	3,777,835	9.97%	0	3,777,835	0	3,777,835

(1)         Each of CCC IV, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund IV (and Advisors IV, as explained below), except to the extent of its pecuniary interest therein.

(2)         This includes the 442 shares of vested restricted stock and excludes 3,260 shares of unvested restricted stock (collectively, the “Restricted Stock”) owned by Castle Creek Advisors IV LLC (“Advisors IV”), an affiliate of Fund IV that provides management services to Fund IV pursuant to a management agreement.  This also includes the options to purchase 14,168 shares of Common Stock owned by Advisors IV (the “Options”)—of which 13,834 Options are currently vested and an additional 334 Options will vest within 60 days—and excludes 1,832 Options that will remain unvested as of 60 days after the date hereof.  The Restricted Stock and the Options were awarded to Advisors IV on behalf of Mr. Eggemeyer as compensation for his services as a director of the Company.  Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak are each a managing principal of Advisors IV.

(3)         This calculation is based on 37,908,022 shares of Common Stock of the Company outstanding, as reported in the Exchange Agreement.

(c)

In addition to the Acquired Shares described herein, Fund IV has completed the following transactions with respect to the Common Stock during the last 60 days: (i) on August 29, 2016, Fund IV sold 915,000 shares at a weighted average price per share of $11.7025 (in multiple transactions ranging from $11.7000 to $11.8800, inclusive); (ii) on August 30, 2016, Fund IV sold 2,975 shares at a weighted average price per share of $11.8518 (in multiple transactions ranging from $11.8500 to $11.8650, inclusive); and (iii) on August 31, 2016, Fund IV sold 83,100 shares at a weighted average price per share of $11.5351 (in multiple transactions ranging from $11.5000 to $11.6900, inclusive).

CUSIP No. 426927109	SCHEDULE 13D

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

The following is a description of certain terms of the 2010 SPA:

Board Representation.  The 2010 SPA provided that the Company will cause a Fund IV representative to be nominated to the Company’s board of directors (the “Board”), subject to satisfaction of legal and governance requirements and to the reasonable approval of the Board’s Nominating and Governance Committee (the “Board Representative”).  As long as Fund IV owns 4.9% of the outstanding shares of Common Stock, the Company agreed to recommend to its shareholders the election of the Board Representative and to use all reasonable best efforts to have the Board Representative elected.  If Fund IV has the right to a Board Representative but the Board Representative is not currently serving, Fund IV may appoint an individual to attend all meetings of the Board and up to two committees in a non-voting capacity (the “Board Observer”).  In addition, Fund IV has the right to nominate a person to the board of directors of Heritage Bank of Commerce, the Company’s wholly owned subsidiary (the “Bank”), or to appoint an observer with respect to meetings of the Bank’s board of directors.  Pursuant to this provision, John M. Eggemeyer has been appointed, and is currently serving, as a member of the Board.

ERISA Matters.  In connection with the 2010 SPA, Fund IV and the Company also entered into a customary “Venture Capital Operating Company” agreement (a form of which is attached as Exhibit G to the 2010 SPA and was subsequently executed by Fund IV and the Company), providing Fund IV with customary information, notice and consultation rights in advance of material corporate action.

Gross-up Rights.  As long as Fund IV and its affiliates own 4% or more of the outstanding shares of Common Stock (as calculated pursuant to the directions in the 2010 SPA), if the Company makes any public or non-public offering or sale of Common Stock after the date of the 2010 SPA, Fund IV has a preemptive right to purchase the new securities up to Fund IV’s pro rata ownership percentage of the Common Stock immediately prior to the offering or sale at the same price offered to other purchasers.  Fund IV’s gross-up right does not apply in certain circumstances, including (i) Common Stock or other shares issued upon conversion of securities issued prior to the date of the 2010 SPA; (ii) securities issued as compensation to employees; (iii) capital stock issued as consideration for a merger (or similar event); (iv) securities issued upon exercise of warrants outstanding as of the date of the 2010 SPA; or (v) upon a permitted rights offering (as defined in the 2010 SPA).  Furthermore, Fund IV shall not have the right to purchase new securities to the extent it would cause Fund IV to own a greater percentage interest than Fund IV owned immediately prior to the issuance of the new securities.

The foregoing reference to and description of the 2010 SPA and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2010 SPA, which is attached hereto as Exhibit 2 and incorporated herein by reference.

The following is a description of certain terms of the Exchange Agreement:

Representations and Warranties.  The Company made customary representations and warranties to Fund IV relating to the Company, its business, the issuance of the Common Stock and exemption from any anti-takeover provisions.  Fund IV also made customary representations and warranties to the Company regarding Fund IV’s valid organization and authorization to enter into the transaction.

Exchange Listing.  The Company agreed to cause the Acquired Shares to be listed on the NASDAQ and to maintain such listing for so long as any Common Stock is listed.

Transfer Restrictions.  Fund IV acknowledged that it had acquired the Acquired Shares solely for investment purposes with no intent to distribute them to any person in violation of the Securities Act.  Fund IV agreed not to sell or dispose of the Acquired Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act and applicable state securities laws.  Subject to compliance with applicable securities laws, however, Fund IV is permitted to transfer, sell, assign or otherwise dispose of the Acquired Shares at anytime, and the Company is required to take steps reasonably requested by Fund IV to facilitate such transfer.

CUSIP No. 426927109	SCHEDULE 13D

Registration Rights.  The Company agreed to use commercially reasonable efforts to, as soon as practicable but within 30 days of closing, file a registration statement on Form S-3 under the Securities Act to permit the resale of all Acquired Shares by Fund IV.  The Company further agreed to use reasonable efforts to have the registration statement declared effective and to keep the registration statement current and effective thereafter.

Passivity Commitments.  In connection with the Exchange Agreement, Fund IV made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that Fund IV and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.  The Exchange Agreement also required that Fund IV receive a non-control determination, which has been granted.

The foregoing reference to and description of the Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Exchange Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

The following is a description of certain terms of the Option Agreements and Restricted Stock Agreement (as defined below):

The Company has awarded 16,000 Options to Advisors IV on behalf of John M. Eggemeyer, which were granted as follows: 4,000 Options on June 16, 2011, with an exercise price of $5.16 per share; 4,000 Options on May 1, 2012, with an exercise price of $6.39 per share; 4,000 Options on April 30, 2013, with an exercise price of $6.57 per share; and 4,000 Options on February 27, 2014, with an exercise price of $8.07 per share.  The 12,000 Options awarded through and including April 30, 2013 were awarded pursuant to stock option agreements under the Company’s Amended and Restated 2004 Equity Plan (the “2004 Equity Plan Stock Option Agreements”).  The 4,000 Options awarded in 2014 were awarded pursuant to a stock option agreement under the Company’s 2013 Equity Incentive Plan (the “2013 Equity Plan Stock Option Agreement”, and together with the 2004 Equity Plan Stock Option Agreements, the “Option Agreements”).

The Options awarded under the 2004 Equity Plan Stock Option Agreements and the 2013 Equity Plan Stock Option Agreement vest in equal daily increments over a four-year period and expire ten years from the respective grant date.  Any vested Options may be exercised at any time prior to the respective expiration date, as long as Mr. Eggemeyer maintains continuous status as a director of the Company.  These Options are subject to customary transfer restrictions.

Currently, 13,834 of the 16,000 Options are exercisable, with the remaining 2,166 subject to the vesting schedule described above.

Pursuant to the Notice of Grant and Restricted Stock Agreement (the “Restricted Stock Agreement”), the Company has also granted Advisors IV (on behalf of Mr. Eggemeyer) 3,702 shares of Restricted Stock, of which 1,768 shares were awarded on April 28, 2015 and 1,934 shares were awarded on May 3, 2016.  With respect to each grant, the Restricted Stock vests in four equal installments beginning on the first anniversary of the grant date and fully vesting on the fourth anniversary of the grant date.  As of the date hereof, 442 of these shares have vested and the remaining 3,260 shares remain unvested.

During the period from the grant date until the second anniversary of the grant date, the Restricted Stock shall be forfeited if Mr. Eggemeyer ceases continuous status as a director of the Company for any reason, and the ownership of such Restricted Stock shall be transferred back to the Company (the “Company Return Right”).  However, the Company Return Right shall lapse upon the occurrence of certain events, including upon the death or disability of Mr. Eggemeyer or a change in control of the Company (as defined in the Restricted Stock Agreement).

The foregoing references to and descriptions of the Option Agreements and the Restricted Stock Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2004 Equity Plan Stock Option Agreements and the 2013 Equity Plan Stock Option Agreement, forms of which are attached hereto as Exhibits 4 and 5, respectively, and incorporated herein by reference, and the full text of the Restricted Stock Agreement, a form of which is attached hereto as Exhibit 6 and incorporated herein by reference.

CUSIP No. 426927109	SCHEDULE 13D

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of September 13, 2016, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Securities Purchase Agreement, dated as of June 18, 2010, by and among Heritage Commerce Corp, Castle Creek Capital Partners IV, LP and certain other investors (incorporated by reference to Exhibit 10.1 to Heritage Commerce Corp’s Current Report on Amendment to Form 8-K/A filed on September 2, 2010).

Exhibit 3

Exchange Agreement, dated as of September 12, 2016, by and between Heritage Commerce Corp and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Heritage Commerce Corp’s Current Report on Form 8-K filed on September 13, 2016).

Exhibit 4	Form of Stock Option Agreement for Amended and Restated 2004 Equity Plan (incorporated by reference to Exhibit 10.17 to Heritage Commerce Corp’s Annual Report on Form 10-K filed on March 9, 2012).
Exhibit 5	Form of Stock Option Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Heritage Commerce Corp’s Form S-8 filed on July 15, 2013).
Exhibit 6	Form of Restricted Stock Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Heritage Commerce Corp’s Form S-8 filed on July 15, 2013).

CUSIP No. 426927109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2016

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (HERITAGE COMMERCE CORP)